09057218

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kempen & Co. U.S.A., Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue
(No. and Street)

New York | New York | 10017
(City) | (State) | (Zip Code)

PROCESSED
MAR 11 2009
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nils Geenen | 212-376-0130
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200 | East Hanover | New Jersey | 07936
(Address) | (City) | (State) | (Zip Code)

SEC
Mail Processing
Section
FEB 23 2009
Washington, DC
101

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Nils Geenen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Kempen & Co. U.S.A., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

2/13/09
Signature

President
Title

JOSEPHINE DAVI
NOTARY PUBLIC
STATE OF NEW YORK
MY COMMISSION NO.01DA6159792
EXPIRES 1/29/2011

2/13/09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEMPEN & CO., USA, INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kempen & Co. U.S.A., Inc.

We have audited the accompanying statement of financial condition of Kempen & Co., U.S.A., Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kempen & Co. U.S.A., Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 13, 2009

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

KEMPEN & CO. U.S.A., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	5,303,311
Due from Parent		1,468,650
Due from customer		1,829,700
Fail to deliver		290,639
Property and equipment - at cost, net		15,454
Other assets		143,489
	$	9,051,243
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Fail to receive	$	1,829,700
Accounts payable, accrued expenses and other liabilities		26,997
Due to customer		290,639
		2,147,336
Commitments		
Stockholder's equity		
Capital stock - $.01 par value; authorized - 1,000 shares, issued and outstanding - 1,000 shares		10
Additional paid-in capital		3,263,979
Retained earnings		3,639,918
		6,903,907
	$	9,051,243

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

Revenues		
Commissions	$	2,073,642
Interest income		73,946
		2,147,588
Expenses		
Compensation and benefits		1,102,120
Occupancy and equipment, net of sublease income		186,365
Communications		176,869
Professional and consulting fees		142,482
Depreciation and amortization		16,960
Other operating expenses		324,116
		1,948,912
Income before income taxes		198,676
Income taxes		88,027
Net income	$	110,649

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Capital Stock at Par	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2008	$ 10	$ 3,263,979	$ 3,529,269	$ 6,793,258
Net income	--	--	110,649	110,649
Balance at December 31, 2008	$ 10	$ 3,263,979	$ 3,639,918	$ 6,903,907

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities		
Net income	$	110,649
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		16,961
Changes in assets and liabilities		
Due from Parent		(219,940)
Due from customer		2,669,188
Other assets		(81,676)
Fail to deliver		53,091
Fail to receive		(2,669,188)
Accounts payable, accrued expenses and other liabilities		(6,102)
Due to customer		(53,091)
Income taxes payable		(182,948)
Net cash used in operating activities		(363,056)
Cash flows from investing activities		
Acquisition of property and equipment		(8,089)
Net decrease in cash and cash equivalents		(371,145)
Cash and cash equivalents, beginning of year		5,674,456
Cash and cash equivalents, end of year	$	5,303,311
Supplemental cash flow disclosures		
Income taxes paid	$	336,473

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Kempen & Co. NV (the "Parent"). The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Depreciation and Amortization
Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful life or the length of the lease.

Commissions
Commission revenues are recorded on a trade date basis as securities transactions occur.

Income Taxes and Accounting for Uncertainty in Income Taxes
The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

In June 2006, the FASB released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). Upon implementation of FIN 48, an entity will be required to utilize different recognition thresholds and measurement requirements when compared to prior technical

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes and Accounting for Uncertainty in Income Taxes (Continued)
literature. On December 30, 2008, the FASB staff issued FASB Staff Position FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, which has deferred the implementation of Fin 48 for fiscal years beginning after December 15, 2008.

Since the Company has not implemented the provisions of FIN 48, it has continued to follow policy contained in SFAS No. 5, Accounting for Contingencies. Disclosure is not required of a loss contingency involving an unasserted claim or assessment or awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.

Fair Value of Financial Assets and Liabilities
The Company decided not to elect the fair value option permitted by Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 159, "Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115", for its financial assets and liabilities not carried at fair value. Therefore, material financial assets and liabilities not carried at fair value are reported at their carrying value.

2 - PROPERTY AND EQUIPMENT, AT COST

Property and equipment consist of the following:

Office equipment	$ 178,680
Furniture and fixtures	54,944
Leasehold improvements	58,059
	291,683
Less: Accumulated depreciation and amortization	276,229
	$ 15,454

3 - RELATED PARTY TRANSACTIONS

Due from Parent primarily represents commissions due from the Parent. Commission revenues are allocated to the Company based upon various revenue-sharing arrangements with the Parent for commissions earned on the facilitation of customer trades. For the year ended December 31, 2008, such revenues totaled approximately $2.1 million. Due from Parent will be liquidated upon application of cash presently held in a separate cash account held at the Parent's financial institution. The cash account is a non-allowable asset for net capital computation purposes.

4 - INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to accounting income before income taxes. The provision for income taxes is as follows:

Current – Federal	$ 53,044
Current – State and City	34,983
	$ 88,027

5 – PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The aggregate contributions to the plan for the year ended December 31, 2008 were approximately $55,000.

6 – COMMITMENTS

The Company leases office space under a non-cancelable lease, which expires on June 30, 2010. Gross rent expense was $263,523 for the year ended December 31, 2008. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses. The Company sublets office space on a month to month basis to a subtenant totaling $100,000 per annum.

The future minimum rental payments are as follows:

Year ending December 31,	
2009	$ 235,849
2010	117,925
	$ 353,774

7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2008 the Company had net capital of $5,276,314 which exceeded requirements by $5,133,158. The ratio of aggregate indebtedness to net capital was .41 to 1.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

SCHEDULE I

KEMPEN & CO. U.S.A., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Computation of net capital		
Total stockholder's equity	$	6,903,907
Deductions and/or charges		
Non-allowable assets		
Due from parent		(1,468,650)
Fixed assets		(15,454)
Other assets		(143,489)
Net capital	$	5,276,314
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$	2,147,336
Aggregate indebtedness	$	2,147,336
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	143,156
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)		143,156
Excess net capital	$	5,133,158
Excess net capital at 1000 percent	$	5,061,580
Ratio: aggregate indebtedness to net capital		.41 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II (unaudited) Focus report.	$	5,276,314
Increases (decreases) resulting from December 31, 2008 audit adjustments, net		-
Net capital, as included in this report	$	5,276,314

See notes to financial statements.

SCHEDULE II

KEMPEN & CO. U.S.A., INC.

STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Kempen & Co. U.S.A., Inc.

In planning and performing our audit of the financial statements of Kempen & Co. U.S.A., Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 13, 2009

END